

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2025

William R. McDermott
Chief Executive Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, CA 95054

   Re: ServiceNow, Inc.
     Registration Statement on Form S-4
     Filed April 23, 2025
     File No. 333-286708

Dear William R. McDermott:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Risk Factors
If the Mergers, taken together, do not qualify as a "reorganization"..., page 18

1. Please expand your risk factor disclosure to discuss the additional taxes that may be due if the Mergers do not qualify as a "reorganization" under Section 368(a) of the Code, including how such additional taxes will be calculated. Consider including examples of how taxes may be calculated for U.S. holders of Moveworks Capital Stock under scenarios in which the Mergers qualify and do not qualify as a "reorganization" under Section 368(a) of the Code.

<u>U.S. Federal Income Tax Consequences of the Mergers</u>
<u>Tax Consequences of the Mergers, page 74</u>

2.   We note your disclosure that the Mergers "are intended to qualify as a 'reorganization' within the meaning of Section 368(a) of the Code." We also note that two tax opinions were obtained and included as exhibits. Please revise your disclosure here and elsewhere to identify both tax counsels and summarize tax counsels' opinions regarding the tax consequences of the transaction. Also please ensure that the filed tax opinions are both signed and dated.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sonia K. Nijjar, Esq.